UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             REQUEST FOR WITHDRAWAL

                                Date of Request:

                                 April 04, 2002

                      COMPOSITE INDUSTRIES OF AMERICA, INC.
             (Exact name of registrant as specified in its charter)

             Nevada                                    87-0434297
            --------                                   ----------
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation or organization)

             5333 S. Arville St.  # 206  Las Vegas, Nevada 89118
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(Address of principal executive offices)                 (Zip Code)

                                  702-579-4888
                                  -------------
              (Registrant's Telephone Number, Including Area Code)


Securities Act registration statement file number to which this form relates:

                                  333-74648


ITEM 1. Withdrawal of Registration Statement.
- ---------------------------------------------

On December 06, 2001, COMPOSITE INDUSTRIES OF AMERICA,INC., a Nevada corporation, filed a Registration Statement on Form SB-2, File No. 333-74648, with the Securities and Exchange Commission. The Board of Directors of COMPOSITE INDUSTRIES OF AMERICA, INC. have determined that it is the best interests of the company and its shareholders to request a withdrawal of the Registration Statement on Form SB-2, File No. 333-74648. None of the units being offered pursuant to the registration statement have been offered or sold.


                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Las Vegas, State of Nevada on April 04, 2002.


                                   COMPOSITE INDUSTRIES OF AMERICA, INC
                                   a Nevada corporation


                             By:  /s/ Merle Ferguson
                                      ----------------
                                      Merle Ferguson
                                      Chairman of the Board, President & CEO